Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW

Washington, DC 20004

Via EDGAR Correspondence

March 1, 2018

Ms. Lauren Hamilton

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SSGA Active Trust (File Nos. 333-173276 and 811-22542)

SSGA Master Trust (File No. 811-22705) (each, a “Registrant” and together, the “Registrants”)

Dear Ms. Hamilton:

This letter responds to comments you provided in a telephonic conversation with me on Thursday, February 1, 2018, in connection with the SEC Staff’s Sarbanes-Oxley Act of 2002, as amended, review of certain of the Registrants’ filings. Summaries of the comments and responses thereto on behalf of each Registrant are provided below.

1.	Comment: With respect to the Blackstone/GSO Senior Loan Portfolio and SPDR Blackstone/GSO Senior Loan ETF, please confirm that other income (e.g., fee income, income from non-cash dividends, etc.) that exceeds 5% of total income is stated separately on the Statement of Operations. Please see Regulation S-X 6-07.

Response: The Registrants confirm that no miscellaneous income exceeded 5% of total income with respect to the Blackstone/GSO Senior Loan Portfolio and SPDR Blackstone/GSO Senior Loan ETF.

2.	Comment: The Staff notes the Registrants made several Form N-17f-2 filings in July 2017 but had not made other Form N-17f-2 filings during the several years prior to July 2017. Please explain why no filings were made during the several years prior to July 2017 and also confirm controls are in place to ensure filings are made in a timely manner.

Response: The examinations required by Rule 17f-2 for dates during the several years prior to July 2017 were undertaken by each Registrant’s independent registered public accounting firm and commenced during the period, as required by Rule 17f-2. After completion of each examination, the independent registered public accounting firm provided the Registrant with the required certification, which was then filed on EDGAR on Form N-17f-2. The independent registered public accounting firm certifications for the examinations during the period noted were provided in June 2017. Although the independent registered public accounting firm and the Registrants seek to complete the examinations in a timely manner, an extended timeframe was necessary to complete the examinations and provide the certifications during the period noted. This extended timeframe was due to issues related to receiving necessary information from certain non-U.S. securities depositories with respect to securities held by certain series of the Registrants. For example, some depositories did not provide information to the appropriate address or did not provide information in a timely manner despite repeated follow up requests.

Prior to the Form N-17f-2 filings made in July 2017 management identified that its processes and controls related to filings on Form N-17f-2 required enhancement and, as a result, management augmented and memorialized its internal procedures to specifically mitigate risks associated with the timeliness of filing Form N-17f-2. These procedures create a framework for regular communication with the independent registered public accounting firm in an effort to ensure the necessary information is received without excessive delay and the required certificates for filing Form N-17f-2 are issued in a timely manner. The procedures include periodic meetings with the independent registered public accounting firm to confirm its information requests are being fulfilled. The Registrants note these procedures were applied with respect to the Form N-17f-2 filings made in July 2017. Nonetheless, to the extent a series of a Registrant invests in securities held with non-U.S. securities depositories, the completion of the independent registered public accounting firm’s examination may be delayed.

3.	Comment: The Staff notes the SSGA Master Trust’s June 30, 2017 prospectus identifies certain series (SSGA Ultra Short Term Bond Portfolio and State Street DoubleLine Total Return Tactical Portfolio) as “non-diversified” that have been operating as “diversified” funds. If either Portfolio identified as non-diversified has been operating as a diversified fund for three years or more, please confirm that such Portfolio will obtain shareholder approval before operating as a non-diversified fund. This comment also applies to the respective feeder fund series of SSGA Active Trust. Please see Section 13(a)(1) of the Investment Company Act of 1940 (the “1940 Act”) and Rule 13a-1 under the 1940 Act.

Response: The Registrants acknowledge that they are aware of the requirements of Section 13(a)(1) of the 1940 Act and Rule 13a-1 under the 1940 Act.

4.	Comment: The Staff notes the advisory fee for the SPDR SSGA Global Allocation ETF is reduced by the proportional amount of the advisory fee of the SSGA Global Allocation Portfolio. Please confirm if the fees waived are subject to recoupment by the advisor. If so, (i) please confirm if recoupment is limited to three years from the time the expenses were waived or incurred and (ii) please further disclose the amount subject to recoupment in the notes to the financial statements. Please see ASC 946-20-05-08; 2009 Investment Company Industry Development Audit Report (ARA-INV.73); and AICPA Expert Panel-Update (March 1, 2012).

Response: The Registrant confirms that the reduction of the SPDR SSGA Global Allocation ETF’s advisory fee by the proportional amount of the advisory fee of the SSGA Global Allocation Portfolio is not subject to recoupment.

5.	Comment: The Staff notes the entire amount of the advisory fee for the State Street Disciplined Global Equity Portfolio will be waived until the later of April 30, 2018 or such time as the shares of the Portfolio cease to be the only investment security held by the State Street Disciplined Global Equity Fund (corresponding feeder fund, a separate series of State Street Institutional Investment Trust). Please confirm if the fees waived are subject to recoupment by the advisor. If so, (i) please confirm if recoupment is limited to three years from the time the expenses were waived or incurred and (ii) please further disclose the amount subject to recoupment in the notes to the financial statements. Please see ASC 946-20-05-08; 2009 Investment Company Industry Development Audit Report (ARA-INV.73); and AICPA Expert Panel-Update (March 1, 2012).

Response: The Registrant confirms the fees waived with respect to the State Street Disciplined Global Equity Portfolio are not subject to recoupment.

6.	Comment: Please explain why amounts payable to (i) officers and directors, (ii) controlled companies, and (iii) other affiliates were not stated separately on the SSGA Active Trust’s balance sheet as of June 30, 2017. Please see Regulation S-X 6-04.

Response: The Registrant confirms there were no amounts payable to (i) officers and directors, (ii) controlled companies or (iii) other affiliates as of June 30, 2017, and, therefore, it was not necessary to separately disclose such payables on the SSGA Active Trust’s balance sheet.

7.	Comment: Per the notes to the financial statements for the SSGA Active Trust, as compensation for services rendered, facilities furnished, and expenses borne by the adviser, each Fund pays the adviser a fee accrued daily and paid monthly, based on a percentage of each Fund’s average daily net assets. Please explain why the SPDR SSGA Multi-Asset Real Return ETF and SPDR MFS Systematic Growth Equity ETF appear to have large balances for the advisory fee payable in comparison to the total advisory fee paid for the fiscal year ended June 30, 2017.

Response: With respect to the SPDR MFS Systematic Growth Equity ETF, the Registrant notes that the Fund experienced a large inflow of assets at the end of May 2017. The Fund’s total net assets remained high during the majority of June 2017. As a result, the advisory fee payable, which is based on the Fund’s average daily net assets for the month, appears large in comparison to the total advisory fee paid for the fiscal year ended June 30, 2017.

With respect to the SPDR SSGA Multi-Asset Real Return ETF, the Fund’s advisory fee is reduced by the proportional amount of the advisory fee, as well as acquired fund fees and expenses, of the SSGA Multi-Asset Real Return Portfolio. Reductions of the acquired fund fees and expenses of the SSGA Multi-Asset Real Return Portfolio are estimated and accrued into the Fund’s net asset value daily, and are periodically reviewed and adjusted based on actual activity. The advisory fee payable reported on the Statements of Assets and Liabilities reflects an adjustment for acquired fund fees and expenses of the SSGA Multi-Asset Real Return Portfolio based on actual activity which is made one month in arrears.

8.	Comment: Where applicable, please include a statement in a footnote to the fee tables in the SSGA Active Trust registration statement noting the fee table and hypothetical example reflect expenses of both the feeder fund and master fund.

Response: The Registrant notes the disclosure currently included in the narrative introduction to the applicable fee tables (emphasis added):

The table below describes the fees and expenses that you may pay if you buy and hold shares of the Fund (“Fund Shares”). This table and the Example below reflect the expenses of both the Fund and the Portfolio (as defined below) and do not reflect brokerage commissions you may pay on purchases and sales of Fund Shares.

9.	Comment: With respect to SSGA Master Trust, please explain why the fund of funds do not state separately realized gain resulting from (i) long term gain distributions from underlying funds and (ii) realized gain or loss on the disposition of shares of underlying funds. Please see Regulation S-X 6-07-7.

Response: The Registrant confirms that this information is included in the Statement of Operations under “Realized and Unrealized Gain (Loss) – Net realized gain (loss) on Capital gain distributions – affiliated issuers.” The Registrant confirms that with respect to the fund of funds, there were no capital gain distributions from non-affiliated underlying funds.

10.	Comment: Per the “Shareholder Transactions” note to the financial statements for SSGA Active Trust, an additional variable fee may be charged for certain transactions and such variable charges, if any, are included in “Other Capital” on the Statements of Changes in Net Assets. Please supplementally explain what such variable charges related to, as the Staff did not note a description in the SSGA Active Trust prospectus.

Response: The Funds may charge a variable fee for certain creation and redemption transactions, including non-standard orders and whole or partial cash transactions. The variable fee is intended to offset brokerage and impact expenses associated with such transactions. The Registrant notes that a discussion of the variable fee is included in the “Creation and Redemption Transaction Fees” section of the Statement of Additional Information.

11.	Comment: With respect to the SPDR DoubleLine Emerging Markets Fixed Income ETF series of SSGA Active Trust, the notes to the financial statements state that one affiliated account holder held approximately 57% of the Fund’s total outstanding shares as of June 30, 2017. Please explain why a discussion of shareholder concentration risk was not included in the Fund’s prospectus.

Response: The Registrant does not believe large shareholder risk is a principal risk of the Fund because (i) the Fund utilizes a unitary fee structure whereby the adviser pays all expenses of the Fund (subject to certain exceptions), so it is not anticipated that a decrease in assets due to large redemptions would affect the amount of fees paid by shareholders and (ii) the Fund’s shares are traded on an exchange, and therefore there is less likelihood of a large redemption.

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Please do not hesitate to contact me at (202) 373-6133 if you have any questions concerning the foregoing.

Sincerely,

/s/ Beau Yanoshik

Beau Yanoshik

cc:	Josh Weinberg, Esq.

W. John McGuire, Esq.

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